Exhibit 99.1

NEWS
RELEASE

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KIMBER REPORTS FIRST DRILL RESULTS FROM CARMEN GOLD-SILVER DEPOSIT, MONTERDE

February 7, 2011

Vancouver, British Columbia - Kimber Resources Inc. (NYSE Amex:KBX, TSX:KBR) is pleased to announce results from the first four holes of its reverse circulation drilling program at the Carmen deposit at its Monterde Project in Mexico. The purpose of this first phase of the planned 30,000 metre drill program of reverse circulation and diamond drilling is to expand and upgrade mineral resources within the proposed open pit at Carmen. The four infill holes were drilled on the south end of the proposed Carmen pit, within the limits of the existing resource. The average intersection depth of the holes averaged 25 metres below surface. No visible sulphides were noted in any of the drill holes. The holes were designed to intersect the main Carmen structure vertically between previously reported drill hole intercepts and surface trenches; these holes achieved their objective in each case.

“We are pleased that the gold-silver assay results from the first four reverse circulation drill holes, drilled in the uppermost portions of the Carmen structure, confirmed the continuity of the mineralization between trenches and drill holes,” said Gordon Cummings, President and CEO of Kimber Resources. “These first four holes drill holes are part of our work program to upgrade and expand mineral resources at the top part of the main Carmen structure. Each of the holes successfully intersected the main Carmen structure over good widths with grades in the range of material previously determined to be amenable to open pit mining,” he said.

Assay results from the first four reverse circulation holes drilled along the Carmen structure are tabulated below:

Drill Hole	From (m)	To (m)	Width (m)	Gold (g/t)	Silver (g/t)
MTR-446	14	50	36	0.60	61.8
including	18	20	2	5.94	159.0
MTR-447	22	50	28	0.27	72.0
and	64	76	12	0.34	50.0
MTR-448	20	32	12	0.95	200.0
including	22	24	2	4.54	534.0
MTR-449	6	12	6	0.33	128.0
And	28	46	18	0.42	74.6
including	36	38	2	1.86	286.0

True widths are expected to range between 65% and 85% of the intervals reported on the table above.

About Kimber

Kimber owns mineral concessions covering in excess of 39,000 hectares in the prospective Sierra Madre gold-silver belt, including the Monterde property, where three gold-silver mineral resources have already been defined. The most advanced of these, the Carmen deposit, has been extensively drilled and has undergone detailed geologic modeling. The completion of the Preliminary Assessment for Monterde in 2010 represented a significant step forward for Kimber and is expected to lead to further development and more advanced economic studies at the Monterde deposits including the completion of a pre-feasibility study during 2011.

FOR FURTHER INFORMATION PLEASE CONTACT:

Matthew Hamilton
Manager of Investor Relations
or
Gordon Cummings, CA
President and CEO

North America Toll Free: 1-866-824-1100
Tel: (604) 669-2251
Fax: (604) 669-8577

Website: http://www.kimberresources.com
Email: news@kimberresources.com

Forward looking statements
Statements in this release may be viewed as forward-looking statements, including statements regarding estimates of mineral resources at Monterde, the preliminary assessment of the Monterde project, the conversion of inferred mineral resources to measured and indicated mineral resources, the conversion of mineral resources to mineral reserves, life of mine estimates, the potential for gold and silver mineral resources in the Carmen and Veta Minitas deposits and other targets within the Monterde project, the further development, expected results and future economic assessments of the Monterde project. When used in this press release, the words “expect”, “intend”, “hopes”, “should”, “believe”, “may”, “will”, “if”, “anticipates” and similar expressions are intended to identify forward-looking statements. Such statements involve risks and uncertainties that could cause actual results to differ materially from those projected. Such risks and uncertainties include, among others, uncertainty of mineral reserve and resource estimates, risks relating to fluctuations in the price of gold, the inherently hazardous nature of mining-related activities, potential effects on Kimber’s operations of environmental regulations in the countries in which it operates, risks due to legal proceedings, risks relating to political and economic instability in certain countries in which it operates, risks related to the use of inferred mineral resources in the preliminary assessment, and uncertainty of being able to raise capital on favourable terms or at all, as well as those risk factors discussed under the headings “Cautionary Note Regarding Forward-Looking Statements” and “Risk Factors” in Kimber’s latest Annual Report on Form 20-F as recently filed on SEDAR and EDGAR. There are no assurances the Company can fulfil such forward-looking statements and the Company undertakes no obligation to update such statements, except as required by law. Such forward-looking statements are only predictions; actual events or results may differ materially as a result of risks facing the Company, some of which are beyond the Company’s control.

The technical information in this news release has been prepared in accordance with Canadian regulatory requirements set out in National Instrument 43-101 and reviewed by Mr. Petrus (Marius) Mare P.Geo., Vice-President Exploration of the Company. The exploration activities at the Monterde project site are carried out under the supervision of Mr. Mare, who is the designated Qualified Person under National Instrument 43-101 for the Monterde project. Mr. Petrus (Marius) Mare, Vice-President Exploration, is the designated Qualified Person (Q.P.) for the Monterde project being responsible for quality control and has verified the data being disclosed. He has determined that the laboratory reports matched the drill sample logs and that the quality control assays fall within reasonable limits. QA/QC procedures incorporate blanks and duplicates inserted at the drill and standards inserted after sample preparation. Sample preparation was done by ALS Chemex at its Chihuahua laboratory. Pulps are analyzed by ALS Chemex at its laboratory in North Vancouver, British Columbia, using 50 gram sub-samples, using fire assay with an AA finish for gold and four-acid digestion and ICP finish for silver from a 0.4 gram subsample. High grade gold or silver intervals are re-assayed by fire assay with gravimetric finish.

Cautionary Note to U.S. Investors – The United States Securities and Exchange Commission permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. Kimber Resources uses certain terms on its website (and certain press releases), such as “measured,” “indicated,” and “inferred,” “resources,” which the SEC guidelines strictly prohibit U.S. companies from including in their filings with the SEC. U.S. Investors are urged to consider closely the disclosure under the heading “Cautionary Note to U.S. Investors Regarding Mineral Reserve and Resource Estimates” in our latest annual report on Form 20-F which may be secured from us, or from the SEC’s website at http://www.sec.gov/edgar.shtml.